

Mailstop 4561

October 28, 2015

Mark Pincus
Chief Executive Office
Zynga, Inc.
699 Eighth Street
San Francisco, CA 94103

> **Re:** **Zynga, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 24, 2015**
> **File No. 001-35375**

Dear Mr.Pincus:

We have reviewed your October 9, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 25, 2015 letter.

Form 10-K for the Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 56

1. We note your response to prior comment 1. Please tell us your consideration of providing enhanced disclosures to discuss significant trends or uncertainties with respect to your online game and advertising revenues. In this respect, we note that your online game revenues decreased by 29% and 34% during fiscal 2014 and 2013. We also note that your in-game sponsorships, in-game offers, engagement ads, and other advertising revenues decreased in fiscal 2014 and 2013. Quantitative disclosures and analysis

regarding trends and uncertainties in your online game and advertising revenues seems to be important and material information to the users of your financial statements.

Consolidated Financial Statements

Note 7. Income Taxes, page 94

2. We note your response to prior comment 4. Please tell us your consideration of disclosing the total amount of unrecognized tax benefits by the balance sheet line item in which the amounts are presented.

You may contact Morgan Youngwood, Staff Accountant at (202) 551-3479 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson,
Senior Assistant Chief Accountant
Office of Information Technologies
and Services